Exhibit 99.4

UNITED UTILITIES PLC

19 MAY 2006

We received a notification today from Barclays PLC notifying of its interest as at 12 May 2006, through the registered holders listed below, in 26,656,854 ordinary shares in United Utilities PLC amounting to 3.05 per cent of the issued share capital.

Registered Holder	Account Designation	Holding

BANK OF IRELAND	426353	369,228
BANK OF NEW YORK		62,381
BARCLAYS CAPITAL NOMINEES LIMITED		233,813
BARCLAYS CAPITAL NOMINEES LIMITED		481,317
BARCLAYS CAPITAL NOMINEES LIMITED		2,832,985
Barclays Capital Securities Ltd.		1,084,724
Barclays Global Investors Canada		62,406
Barclays Trust Co & Others		2,726
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		4,673
Barclays Trust Co DMC69 C 000000000000000000		7,000
Barclays Trust Co E99 C 000000000000000000		1,150
Barclays Trust Co NOMS & DYE		700
Barclays Trust Co R69 C 000000000000000000		37,009
CHASE NOMINEES LTD	16376	434,086
CHASE NOMINEES LTD	28270	279,691
Gerrard Nominees Limited	633484	2,644
Gerrard Nominees Limited	660758	5,000
Greig Middleton Nominees Limited (GM1)		274,308
INVESTORS BANK AND TRUST CO.		4,427,865
INVESTORS BANK AND TRUST CO.		14,094
INVESTORS BANK AND TRUST CO.		8,418
INVESTORS BANK AND TRUST CO.		153,678
INVESTORS BANK AND TRUST CO.		46,826
INVESTORS BANK AND TRUST CO.		908,841
INVESTORS BANK AND TRUST CO.		81,437
INVESTORS BANK AND TRUST CO.		131,766
INVESTORS BANK AND TRUST CO.		2,192,400
INVESTORS BANK AND TRUST CO.		194,877
INVESTORS BANK AND TRUST CO.		24,914
INVESTORS BANK AND TRUST CO.		270,599
JP MORGAN (BGI CUSTODY)	16331	210,818
JP MORGAN (BGI CUSTODY)	16338	52,325
JP MORGAN (BGI CUSTODY)	16341	481,229
JP MORGAN (BGI CUSTODY)	16342	111,038
JP MORGAN (BGI CUSTODY)	16400	7,674,531
JP MORGAN (BGI CUSTODY)	17011	14,787
JP MORGAN (BGI CUSTODY)	18409	687,361
JPMORGAN CHASE BANK		29,321
JPMORGAN CHASE BANK		81,155
JPMorgan Chase Bank		9,153
JPMorgan Chase Bank		53,734
JPMorgan Chase Bank		42,959
JPMorgan Chase Bank		6,711
JPMorgan Chase Bank		7,317
JPMorgan Chase Bank		118,821
JPMorgan Chase Bank		125,864
JPMorgan Chase Bank		482,443
JPMorgan Chase Bank		22,475
JPMorgan Chase Bank		87,472
JPMorgan Chase Bank		94,739
Mellon Trust – US CUSTODIAN /		64,990
Mitsui Asset		14,190
R C Greig Nominees Limited		661,270
R C Greig Nominees Limited a/c AK1		179,221
R C Greig Nominees Limited a/c BL1		53,544
R C Greig Nominees Limited a/c CM1		26,859
R C Greig Nominees Limited GP1		114,134
R C Greig Nominees Limited SA1		50,685
R C Greig Nominees Limited SA1	355918	1,742
Reflex Nominees Limited		349
Reflex Nominees Limited		1,236
STATE STREET BOSTON		453,660
Trust & Custody Services Bank		8,466
Trust & Custody Services Bank		699

Total		26,656,854

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.